82-3899

McKercher McKercher & Whitmore LLP

BARRISTERS AND SOLICITORS

RECEIVED
2004 SEP -8 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036702

September 3, 2004

Reply To: **Mike Petrescue**
E-mail: **m.petrescue@mckercher.ca**

U.S. Securities and Exchange Commission
Office of International Finance
450 - 5th Street N.W., Mail Stop 3-7
Washington, DC 20549

VIA COURIER

SUPPL

Dear Sir/Madam:

Re: International Road Dynamics Inc.

Please find enclosed the following documentation in respect to the above referenced corporation which has also been filed with the Securities Regulators in Canada:

1. First Quarter Financial Statements for the period ended February 29, 2004;
2. BC Form 51-901F for the period ended February 29, 2004;
3. Management Discussion and Analysis for the period ended February 29, 2004;

Yours truly,

McKercher McKercher & Whitmore LLP

Per: [signature]

Mike Petrescue

MTP/jlt

Enclosures

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 – 6600 FAX NUMBER (306) 242-5599

CONTACT NAME Lorne D. Green CONTACT POSITION Vice President, Finance

CONTACT: TELEPHONE NO (306) 653 – 6600 EMAIL ADDRESS lorne.green@irdinc.com

WEB SITE ADDRESS www.irdinc.com

FOR QUARTER ENDED February 29, 2004

DATE OF REPORT 04/04/26
YY/MM/DD

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Terry Bergan	Terry Bergan	04/04/26
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)
Sharon Parker	Sharon Parker	04/04/26
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

BC FORM 51-901F
(previously Form 61)

SCHEDULE A: FINANCIAL STATEMENTS

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheets

February 29, 2004, with comparative figures for November 30, 2003

"Unaudited"

	February 29 2004	November 30 2003
Assets		
Current assets:		
Cash	$ 650,602	$ 921,943
Accounts receivable	10,886,740	12,557,929
Inventory	4,370,836	4,555,876
Investment tax credits recoverable	715,000	715,000
Prepaid expenses and deposits	212,568	189,917
	16,835,746	18,940,665
Investment tax credits recoverable	1,939,000	1,739,000
Property, plant and equipment	4,564,587	4,578,574
Intangible assets	266,212	285,698
	$ 23,605,545	$ 25,543,937
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 4,680,934	$ 4,835,000
Accounts payable and accrued liabilities	2,132,438	3,354,169
Current income taxes payable	125,972	89,666
Deferred revenue	245,000	265,480
Future income taxes	526,000	881,000
Current portion of long-term debt	70,000	67,900
	7,780,344	9,493,215

Long-term debt - net	1,182,498	1,199,892
Deferred revenue	496,817	575,729
Future income taxes	744,000	744,000
	10,203,659	12,012,836
Shareholders' Equity:		
Share capital	11,736,650	11,571,863
Retained earnings	1,665,236	1,959,238
	13,401,886	13,531,101
	$ 23,605,545	$ 25,543,937

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Operations and Retained Earnings

"Unaudited"

	Three months ended February 29 2004	Three months ended February 28 2003
Sales	$ 6,663,554	$ 4,902,371
Cost of sales	5,232,545	3,537,882
	1,431,009	1,364,489
Administrative and marketing expenses	1,726,330	1,554,761
Operating (loss)	(295,321)	(190,272)
Research and development	223,637	197,610
(Loss) before undernoted items	(518,958)	(387,882)
Other expenses (income)		
Foreign exchange loss (gain)	(180,484)	148,895
Amortization	211,473	166,133
Interest on short-term debt	66,506	11,704
Interest on long-term debt	22,161	22,806
Interest and other income	(19,745)	(3,032)
	99,911	346,506

Net (loss) before provision for future income taxes		(618,869)		(734,388)
Provision for future income taxes		(324,867)		(270,000)
Net (loss) for the period		(294,002)		(464,388)
Retained earnings, beginning of period		1,959,238		1,352,697
Redemption price of shares in excess of book value		-		(17,986)
Retained earnings, end of period	$	1,665,236	$	870,323
(Loss) per share - basic and diluted	$	(0.02)	$	(0.03)

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows

"Unaudited"

	Three months ended			
		February 29 2004		February 28 2003
Cash provided by (used in):				
Operations:				
Net (loss)	$	(294,002)	$	(464,388)
Item not involving cash:				
Amortization		211,473		166,133
Issue of common shares for expenses		-		15,319
Change in non-cash working capital:				
Accounts receivable		1,671,189		3,214,003
Investment tax credits recoverable		(200,000)		(170,000)
Provision for current and future income taxes		(318,694)		(270,000)
Inventory		185,040		(281,230)
Prepaid expenses and deposits		(22,651)		2,479
Accounts payable and accrued liabilities		(1,221,731)		(333,123)
Deferred revenue		(99,392)		(71,355)
		(88,768)		1,807,838
Financing:				
Net short-term loans		(154,066)		(66,668)
Repayment of long-term debt		(15,294)		(47,512)

Common shares issued	164,787	9,500
Repurchase of share capital	-	(78,991)
	(4,573)	(183,671)
Investing:		
Additions to property, plant and equipment	(178,000)	(324,051)
	(178,000)	(324,051)
Increase (decrease) in cash	(271,341)	1,300,116
Cash, beginning of period	921,943	356,101
Cash, end of period	$ 650,602	$ 1,656,217
Supplemental cash flow disclosure:		
Interest paid	$ 88,667	$ 36,446

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Consolidated Interim Financial Statements
Period ended February 29, 2004
"Unaudited"

1. **Significant accounting policies**

These interim financial statements are based on the same accounting policies and methods of their application as, and should be read in conjunction with the most recent audited annual financial statements as of November 30, 2003.

2. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2003	13,566,177	11,571,863
Shares issued for employee stock options exercised	140,667	164,787
	13,706,844	11,736,650

There are currently 555,500 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.95 to $1.60 per share.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of operating costs:

Cost of Goods Sold	
Materials	$2,622,818
Labour	1,273,025
Subcontract	651,944
Travel	362,059
Freight And Customs	250,951
Royalties	3,087
Other Expenses	68,661
	$5,232,545

Administrative and Marketing Expenses

Salaries And Benefits	$725,797
Travel	152,159
Telephone And Utilities	99,501
Advertising and Promotion	100,817
Medical Insurance	129,402
General Office	161,914
Rent And Maintenance	99,616
Insurance	100,619
Public Co. Relations & Fees	26,944
Professional Fees	42,428
Directors Fees And Travel	16,966
Agents Commissions	28,964
Training And Quality Assurance	22,823
Warranty	18,380
	$1,726,330

2. All transactions during the period were at arm's length.

3. (a) Summary of securities issued during the period:

For cash consideration on exercise of employee stock options:

Date	Shares	Price	Proceeds
February 13, 2004	70,000	$1.18	$82,600
February 25, 2004	57,000	$1.18	$67,260
February 25, 2004	6,667	$1.00	$ 6,667
February 27, 2004	7,000	$1.18	$ 8,260

(b) Summary of options granted during the period:

Date	Name	Number	Price	Expiry Date

None

4. (a) the following share capital was authorized:

Unlimited number of common voting shares.

(b) the following share capital was issued and outstanding:

13,706,844 common shares.

(c) the following employee incentive options were outstanding:

Number of Shares Optioned	Exercise Price Per Share	Expiry Date
14,000	$1.10	May 31, 2004
15,000	$1.00	November 30, 2004
60,000	$1.10	November 30, 2004
59,500	$1.36	November 30, 2004
317,000	$1.56	November 30, 2004
20,000	$1.60	June 5, 2005
20,000	$1.45	July 31, 2005
20,000	$0.95	November 30, 2005
10,000	$1.16	November 30, 2005
10,000	$1.01	May 31, 2006
10,000	$1.30	November 30, 2006

(d) as at February 29, 2004 there were no common shares held in Escrow.

5. the following individuals are directors of the Company:

Dr. A.T. Bergan
Sharon Parker
Harvey Alton
Dr. Mike Walton
Terry Bergan
Janice MacKinnon
Ray Harris

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Sales for the first quarter increased to $6.7 million compared to $4.9 million in last year's first quarter, due primarily to the additional revenues from the PAT Traffic business that was acquired in the third and fourth quarters of last year. PAT contributed $1.3 million to sales in the first quarter of fiscal 2004. Gross margin as a percentage of revenues declined to 21.5% for the three months ended February 29, 2004 compared to 27.8% in the first quarter of last year. The decline in gross margin in the first quarter compared to the first quarter of last year is due to a combination of reasons. First, the sales mix included a higher percentage of low-margin subcontracted construction work this year than last year, amounting to $747,000 compared to $186,000 last year. Second, there was a higher component of sales derived from the resale of lower margin OEM equipment this year than last year. Third, the first quarter of fiscal 2004 included a lower percentage of higher-margin proprietary product sales and engineering services than last year. Finally, first quarter margin was also reduced as a result of the inclusion of $250,000 in sales to Asia of PAT weigh pads at low margins. The margin on these sales was reduced as a result of low selling prices established by PAT prior to IRD's acquisition of the assets and higher manufacturing costs as the product was manufactured by subcontractors in Europe. Going forward, IRD has negotiated higher selling prices and will be finishing the manufacture of the weigh pads in Canada at lower cost.

Revenues for the first quarter were generated from the following geographic segments:

	2004	2003
Canada	$ 143,641	$ 308,842
United States	4,452,098	3,923,453
Offshore	2,067,815	670,076
	$ 6,663,554	$ 4,902,371

Administrative and marketing expenses for the first quarter were $1,726,330 compared to $1,554,761 in the first quarter of last year. The increase in the current year includes the expenses of our new subsidiary company in Chile and a small amount of administration and marketing expense associated with the PAT Traffic business in the U.S. Insurance expense was also higher in the first quarter of fiscal 2004 compared to last year as the Company experienced a significant premium increase when it renewed its policies on March 1 of last year. These increases were partly offset by a significant reduction in marketing expenses of the in-vehicle-systems business compared to the first quarter of last year.

Net Research and Development (R&D) expenses in the first quarter of 2004 were $223,637 compared to $197,610 in the first quarter of fiscal 2003. Total R&D spending in the first quarter was $423,637 compared to $369,405 in the first quarter of last year. R&D spending has increased in fiscal 2004 as the Company increased its focus on completing development of new technologies for the weigh-in-motion and toll road markets.

The Company reported a foreign exchange gain in the first quarter of $180,484 compared to an exchange loss of $148,895 in the first quarter of 2003. The gain in the first quarter of fiscal 2004 is the result of gains in both the U.S. Dollar and the Chilean Peso against the Canadian Dollar during the period. The loss in the first quarter of last year was the result of the decline in the value of the U.S. Dollar exchange rate with the Canadian dollar.

The consolidated net loss before taxes in the first quarter was $618,869 compared to a loss of $734,388 in the first quarter of last year. A net reduction in the provision for future income taxes in the amount of $324,867 was recorded which reduced the first quarter loss to $294,002 ($0.02 per share). In the first quarter of 2003 a reduction of the income tax provision in the amount of $270,000 was recorded which reduced net loss to $464,388 ($0.03 per share).

The Company's balance sheet and cash position remained strong as at February 29, 2004. Working capital was $9.1 million compared to $9.4 million at the end of last year. The Company has available bank lines of credit of $4 million.

Spending on capital assets was lower in the first quarter compared to last year because last year's spending included the addition of two realtime information systems built for rental to the highway industry for use in construction workzones.

Shareholders' equity decreased to $13.4 million or $0.98 per common share from $13.5 million or $1.00 per common share at the end of last year due to the first quarter loss.

Outlook

Management anticipates that sales will continue to increase on a year-over-year comparison through the balance of fiscal 2004 as the PAT acquisition completed in the third and fourth quarters of fiscal 2003 contributes to sales. In addition, while a new Transportation Budget approving funds for highway projects has not yet been passed by the US government, an interim budget has permitted a number of delayed projects to proceed. Management is confident the new Transportation Budget (the Transportation Equity Act for the 21st Century or TEA-21) will be approved in 2004, generating an increase in the deployment of ITS systems across North America, including those produced by IRD.

Management also believes that its gross margin and profitability will improve through the balance of fiscal 2004 as the Company returns to a more traditional sales mix favouring higher margin product and systems sales and the impact of the lower margin business acquired from PAT is completed. In addition, the transference of the PAT manufacturing operations from Europe to IRD's Canadian facilities will be completed later in fiscal 2004 and will contribute to improved gross margins.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

As used herein, "EBITDA" means earnings before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that EBITDA is a useful supplemental measure to net earnings (loss), as it provides investors with an indication of operating performance prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Corporation's method of calculating EBITDA may differ from the methods by which other companies calculate EBITDA and, accordingly, EBITDA may not be comparable to measures used by other companies.

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheets

February 29, 2004, with comparative figures for November 30, 2003

"Unaudited"

	February 29 2004	November 30 2003
Assets		
Current assets:		
Cash	$ 650,602	$ 921,943
Accounts receivable	10,886,740	12,557,929
Inventory	4,370,836	4,555,876
Investment tax credits recoverable	715,000	715,000
Prepaid expenses and deposits	212,568	189,917
	16,835,746	18,940,665
Investment tax credits recoverable	1,939,000	1,739,000
Property, plant and equipment	4,564,587	4,578,574
Intangible assets	266,212	285,698
	$ 23,605,545	$ 25,543,937
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 4,680,934	$ 4,835,000
Accounts payable and accrued liabilities	2,132,438	3,354,169
Current income taxes payable	125,972	89,666
Deferred revenue	245,000	265,480
Future income taxes	526,000	881,000
Current portion of long-term debt	70,000	67,900
	7,780,344	9,493,215
Long-term debt - net	1,182,498	1,199,892
Deferred revenue	496,817	575,729
Future income taxes	744,000	744,000
	10,203,659	12,012,836
Shareholders' Equity:		
Share capital	11,736,650	11,571,863
Retained earnings	1,665,236	1,959,238
	13,401,886	13,531,101
	$ 23,605,545	$ 25,543,937

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Operations and Retained Earnings

"Unaudited"

	Three months ended February 29 2004	Three months ended February 28 2003
Sales	$ 6,663,554	$ 4,902,371
Cost of sales	5,232,545	3,537,882
	1,431,009	1,364,489
Administrative and marketing expenses	1,726,330	1,554,761
Operating (loss)	(295,321)	(190,272)
Research and development	223,637	197,610
(Loss) before undernoted items	(518,958)	(387,882)
Other expenses (income)		
Foreign exchange loss (gain)	(180,484)	148,895
Amortization	211,473	166,133
Interest on short-term debt	66,506	11,704
Interest on long-term debt	22,161	22,806
Interest and other income	(19,745)	(3,032)
	99,911	346,506
Net (loss) before provision for future income taxes	(618,869)	(734,388)
Provision for future income taxes	(324,867)	(270,000)
Net (loss) for the period	(294,002)	(464,388)
Retained earnings, beginning of period	1,959,238	1,352,697
Redemption price of shares in excess of book value	-	(17,986)
Retained earnings, end of period	$ 1,665,236	$ 870,323
(Loss) per share - basic and diluted	$ (0.02)	$ (0.03)

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows

"Unaudited"

	Three months ended February 29 2004	Three months ended February 28 2003
Cash provided by (used in):		
Operations:		
Net (loss)	$ (294,002)	$ (464,388)
Item not involving cash:		
Amortization	211,473	166,133
Issue of common shares for expenses	-	15,319
Change in non-cash working capital:		
Accounts receivable	1,671,189	3,214,003
Investment tax credits recoverable	(200,000)	(170,000)
Provision for current and future income taxes	(318,694)	(270,000)
Inventory	185,040	(281,230)
Prepaid expenses and deposits	(22,651)	2,479
Accounts payable and accrued liabilities	(1,221,731)	(333,123)
Deferred revenue	(99,392)	(71,355)
	(88,768)	1,807,838
Financing:		
Net short-term loans	(154,066)	(66,668)
Repayment of long-term debt	(15,294)	(47,512)
Common shares issued	164,787	9,500
Repurchase of share capital	-	(78,991)
	(4,573)	(183,671)
Investing:		
Additions to property, plant and equipment	(178,000)	(324,051)
	(178,000)	(324,051)
Increase (decrease) in cash	(271,341)	1,300,116
Cash, beginning of period	921,943	356,101
Cash, end of period	$ 650,602	$ 1,656,217
Supplemental cash flow disclosure:		
Interest paid	$ 88,667	$ 36,446

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Consolidated Interim Financial Statements
Period ended February 29, 2004
"Unaudited"

1. **Significant accounting policies**

These interim financial statements are based on the same accounting policies and methods of their application as, and should be read in conjunction with the most recent audited annual financial statements as of November 30, 2003.

2. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2003	13,566,177	11,571,863
Shares issued for employee stock options exercised	140,667	164,787
	13,706,844	11,736,650

There are currently 555,500 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.95 to $1.60 per share.

International Road Dynamics Inc.

Management's Discussion and Analysis of Consolidated Operating Results

First Quarter Ended February 29, 2004

Sales for the first quarter increased to $6.7 million compared to $4.9 million in last year's first quarter, due primarily to the additional revenues from the PAT Traffic business that was acquired in the third and fourth quarters of last year. PAT contributed $1.3 million to sales in the first quarter of fiscal 2004. Gross margin as a percentage of revenues declined to 21.5% for the three months ended February 29, 2004 compared to 27.8% in the first quarter of last year. The decline in gross margin in the first quarter compared to the first quarter of last year is due to a combination of reasons. First, the sales mix included a higher percentage of low-margin subcontracted construction work this year than last year, amounting to $747,000 compared to $186,000 last year. Second, there was a higher component of sales derived from the resale of lower margin OEM equipment this year than last year. Third, the first quarter of fiscal 2004 included a lower percentage of higher-margin proprietary product sales and engineering services than last year. Finally, first quarter margin was also reduced as a result of the inclusion of $250,000 in sales to Asia of PAT weigh pads at low margins. The margin on these sales was reduced as a result of low selling prices established by PAT prior to IRD's acquisition of the assets and higher manufacturing costs as the product was manufactured by subcontractors in Europe. Going forward, IRD has negotiated higher selling prices and will be finishing the manufacture of the weigh pads in Canada at lower cost.

Revenues for the first quarter were generated from the following geographic segments:

	2004	2003
Canada	$ 143,641	$ 308,842
United States	4,452,098	3,923,453
Offshore	2,067,815	670,076
	$ 6,663,554	$ 4,902,371

Administrative and marketing expenses for the first quarter were $1,726,330 compared to $1,554,761 in the first quarter of last year. The increase in the current year includes the expenses of our new subsidiary company in Chile and a small amount of administration and marketing expense associated with the PAT Traffic business in the U.S. Insurance expense was also higher in the first quarter of fiscal 2004 compared to last year as the Company experienced a significant premium increase when it renewed its policies on March 1 of last year. These increases were partly offset by a significant reduction in marketing expenses of the in-vehicle-systems business compared to the first quarter of last year.

Net Research and Development (R&D) expenses in the first quarter of 2004 were $223,637 compared to $197,610 in the first quarter of fiscal 2003. Total R&D spending in the first quarter was $423,637 compared to $369,405 in the first quarter of last year. R&D spending has increased in fiscal 2004 as the Company increased its focus on completing development of new technologies for the weigh-in-motion and toll road markets.

The Company reported a foreign exchange gain in the first quarter of $180,484 compared to an exchange loss of $148,895 in the first quarter of 2003. The gain in the first quarter of fiscal 2004 is the result of gains in both the U.S. Dollar and the Chilean Peso against the Canadian

Dollar during the period. The loss in the first quarter of last year was the result of the decline in the value of the U.S. Dollar exchange rate with the Canadian dollar.

The consolidated net loss before taxes in the first quarter was $618,869 compared to a loss of $734,388 in the first quarter of last year. A net reduction in the provision for future income taxes in the amount of $324,867 was recorded which reduced the first quarter loss to $294,002 ($0.02 per share). In the first quarter of 2003 a reduction of the income tax provision in the amount of $270,000 was recorded which reduced net loss to $464,388 ($0.03 per share).

The Company's balance sheet and cash position remained strong as at February 29, 2004. Working capital was $9.1 million compared to $9.4 million at the end of last year. The Company has available bank lines of credit of $4 million.

Spending on capital assets was lower in the first quarter compared to last year because last year's spending included the addition of two realtime information systems built for rental to the highway industry for use in construction workzones.

Shareholders' equity decreased to $13.4 million or $0.98 per common share from $13.5 million or $1.00 per common share at the end of last year due to the first quarter loss.

Outlook

Management anticipates that sales will continue to increase on a year-over-year comparison through the balance of fiscal 2004 as the PAT acquisition completed in the third and fourth quarters of fiscal 2003 contributes to sales. In addition, while a new Transportation Budget approving funds for highway projects has not yet been passed by the US government, an interim budget has permitted a number of delayed projects to proceed. Management is confident the new Transportation Budget (the Transportation Equity Act for the 21st Century or TEA-21) will be approved in 2004, generating an increase in the deployment of ITS systems across North America, including those produced by IRD.

Management also believes that its gross margin and profitability will improve through the balance of fiscal 2004 as the Company returns to a more traditional sales mix favouring higher margin product and systems sales and the impact of the lower margin business acquired from PAT is completed. In addition, the transference of the PAT manufacturing operations from Europe to IRD's Canadian facilities will be completed later in fiscal 2004 and will contribute to improved gross margins.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

As used herein, "EBITDA" means earnings before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management

believes that EBITDA is a useful supplemental measure to net earnings (loss), as it provides investors with an indication of operating performance prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Corporation's method of calculating EBITDA may differ from the methods by which other companies calculate EBITDA and, accordingly, EBITDA may not be comparable to measures used by other companies.

(signed)
Terry Bergan
President & CEO

Management's Discussion & Analysis of Operating Results
For The Year Ended November 30, 2003

Overview

International Road Dynamics Inc. is a supplier of products and services to the Intelligent Transportation Industry (ITS). The core strength of the Company is its ability to utilize a variety of technologies, including the Company's patented weigh-in-motion technology, to detect, classify and weigh vehicles at highway speeds. This allows the Company to deliver computer automated systems to improve the operations of truck weigh stations, highway data collection systems, traffic safety systems, and highway toll collection systems. Following is a breakdown of the Company's revenues by market sector for the last four years:

	2003	2002 (000's)	2001	2000
Weigh station systems	$9,885	$10,440	$15,122	$14,267
Data collection systems	2,453	5,437	5,480	3,979
Traffic safety systems	1,763	1,728	663	902
Toll systems	1,202	2,225	308	1,357
Maintenance contracts	7,186	5,430	3,260	2,991
Product sales	5,327	3,363	3,561	2,987
In-vehicle systems	472	322	0	0
	$28,288	$28,945	$28,394	$26,483

The Company's revenues are derived from selling integrated systems, products, engineering services, and maintenance. Over fifty percent of revenues are from the supply and installation of integrated systems. These systems are made up of a combination of the Company's proprietary hardware and software technology, custom engineering, installation and setup services, OEM equipment such as variable message signs, cameras and automatic vehicle identification readers, and construction and electrical services, which are subcontracted. In the past two years the amount of revenue generated from maintenance contracts has doubled and now represents 25% of the Company's overall revenues.

Operating Results

International Road Dynamics Inc. recorded revenues of $28,287,536 in 2003, compared to $28,945,472 in revenues in 2002. Net operating earnings were $2,519,048 before interest, amortization, foreign exchange adjustments, other income, and taxes. Earnings after including these items were $663,741 or $0.05 per share, basic and diluted, in 2003. In 2002 the operating earnings were $2,783,121 before interest, amortization, other income and taxes, and net income was $1,335,060 or $0.10 per share.

As a result of delays in passing a new transportation budget in the U.S., spending on new weigh station and data collection systems in our U.S. market continued to be slow in 2003. However

revenues from existing and new service and maintenance contracts increased again in 2003, as Highway departments were committed to keeping these systems operating and more data collection services were contracted to the private sector. In the third and fourth quarters of the year the Company was able to achieve a greater degree of geographic diversification, particularly in China, Korea and Chile with the acquisition of the traffic business of German based PAT GmbH (PAT). The product mix in 2003 was very similar to 2002, with increases in service revenue being offset by decreases in engineering and installation revenues. The overall gross profit margin in 2003 was unchanged from 2002 at 35%.

Following is a breakdown of the Company's sales for the past four years by geographic segment:

	2003	2002	2001	2000
		(000's)		
Canada	1,112	2,186	1,119	1,426
United States	23,921	22,817	25,922	23,005
Offshore	3,255	3,942	1,353	2,052
	28,288	28,945	28,394	26,483

Although most of the Company's revenues are derived from export markets, most of the engineering, manufacturing and management of IRD are delivered from IRD's Saskatoon location. With the acquisition of the traffic business of PAT the Company acquired small manufacturing operations in Illinois in the U.S. and in Santiago, Chile. These new operations serve local markets as well as providing IRD with access to new markets and they also provide some new products that IRD will distribute internationally. Installation and site service work is provided through a network of IRD employees located throughout the geographic sales regions.

Administrative and Marketing Expenses and Research and Development

Administrative and marketing expenses increased by 1.4% in 2003; to $6,678,154, or 23.6% of sales from $6,587,331, or 22.8% in 2002. Expenditure on administration and marketing salaries was reduced slightly in the year despite the addition of staff in the third and fourth quarters in the U.S. and Chile as a result of the acquisition of the PAT business. The Company was also able to reduce general office expenditures and expenditures on travel and advertising during the year. However insurance premiums more than doubled during the year to $475,000. This was an insurance market trend and not Company specific.

Net expenditures on research and development were $752,268 in 2003 compared to $775,471 net expenditures in 2002. These amounts are net of recorded investment tax credits of $765,000 in 2003 compared to $775,000 in 2002. Gross expenditures on research and development in 2003 were $1,530,296 which is a 1% decrease from expenditures in 2002. In 2003 the Company continued an active product and system development program aimed at lowering equipment and

installation costs and decreasing system complexity while improving system reliability and flexibility.

Foreign Exchange

In the 2003 fiscal year the U.S. Dollar experienced a significant decline against most major currencies, including the Canadian Dollar. From an exchange high of $1.58 in early January, the U.S. Dollar declined in value to $1.30 at the end of IRD's fiscal year. Most of the decline was recorded in the second and fourth quarters. As most of the Company's sales are contracted in U.S. Dollars a significant loss was recorded in the second and fourth quarters in the revaluation of accounts receivable. The total exchange loss for the 2003 fiscal year was $1,005,406 compared to an exchange gain of $97,434 for the 2002 fiscal year. The Company has not used the futures or forwards market to hedge specific foreign exchange risks. In bidding for new work the Company has taken the new level of exchange rates into account in order to maintain existing profit margins.

Amortization

Amortization charges in 2003 were $799,284 compared to $647,393 in 2002. The increase is due to a full year's amortization on the 2002 building addition and increased expenditures on third party computer software in 2002 and 2003.

Interest Expenses

Interest charges decreased in 2003 to $186,953 from $217,180 in 2002. Overall, interest on long-term debt increased in 2003 as a full year's interest on a mortgage taken out in mid 2002 is included in 2003. Interest on the bank line of credit is lower in 2003 as the line was not used extensively in the first two quarters of the year. With the acquisition of PAT Traffic in the third quarter of the year, the bank line of credit was used more and will likely continue to be used through most of 2004.

Income Taxes

As a result of further income tax rate reductions in 2003 the Company reduced its provision for future income taxes by $168,000 in 2003. This resulted in an income tax recovery in 2003 of $109,186 compared to an expense of $752,000 in the 2002 fiscal year.

Going forward, the Company has booked estimated future tax liabilities at a rate of 39%.

Financial Resources and Liquidity

Cash generated from operations of the business in 2003 before reflecting changes in other working capital accounts was $1,347,015 compared to $1,870,543 in 2002. Adjustments in non-cash working capital reduced the cash flow from operations to $1,077,267 compared to $3,004,866 in 2002.

In August of the current fiscal year the Company purchased the inventory and equipment related to traffic and telematics business of PAT GmbH at a cost of $3,171,804. In October, the Company acquired all of the equity of PAT Compania Limitada. in Chile at a net cost of $612,630. In order to finance the PAT Traffic acquisition the Company increased its bank line of credit to $7.5 million. At the end of the year $4,835,000 was outstanding on the line. Most of the acquisition cost was attributed to inventory which management believes can be reduced substantially as the PAT Traffic business is integrated with IRD's existing business.

In the 2003 fiscal year IRD continued to retire long-term debt and purchase back share capital. During the year $105,438 was paid on long-term debt. At the beginning of the 2003 fiscal year an issuer bid for a one year term was approved for the Company to repurchase 600,000 of its issued shares through the facilities of the Toronto Stock Exchange. In 2003 a total of 333,200 shares were repurchased at a cost of $341,095. These shares have been returned to the treasury of the Company and canceled. In the past three years the Company has purchased and canceled a total of 726,500 of its shares at a cost of $720,846.

Additions to capital assets in 2003 were $1,148,946 and included $360,229 for workzone safety system equipment which is rented to contractors or highway departments during construction projects, a $125,000 renovation of an old part of the Company's head office in Saskatoon, and computer equipment and service vehicles. Additions to capital assets in 2002 of $1,924,195 included $1,271,881 for expansion of the Company's Saskatoon facilities.

There was no new long-term debt issued in 2003 while in 2002 the existing mortgage financing was increased by $813,206 to $1,295,000 and the term was extended for another five years. In 2003 IRD generated further funds of $166,820 with the exercise of 195,000 employee stock options. During the 2002 fiscal year $486,440 was generated from the exercise of 778,067 employee stock options. In the past two years the number of outstanding employee stock options has decreased from 1,770,067 million to 734,500.

The working capital of the Company at the end of 2003 decreased to $9.4 million compared to $10.2 million at the end of 2002.

Business Risks

International Road Dynamics Inc. operates in the rapidly changing environment of high technology. All companies in this industry are subject to competition and technological advances which can render existing products obsolete or unmarketable. Future operating results will depend upon IRD's ability to research, develop and market its current products and those under development. It faces competition from some companies with greater financial resources and larger marketing organizations.

The majority of IRD's revenues are generated as a result of the desire of transportation agencies around the world to monitor and enforce weight regulations on their roads. While the relative importance of this need makes IRD's market secure in the long run, periodic softness in this market

occurs during economic recessions or as governments adjust their spending priorities for political reasons. This directly impacts IRD's revenues and profits. IRD addresses this risk by ensuring that it can adjust its business operations quickly to suit market demand and by continuing to diversify its markets and products so that it relies less on government funded projects. In 2003 IRD took a significant step in increasing this diversification with the acquisition of PAT Traffic and its markets in Asia, Europe and South America.

The Company contracts the majority of it s sales in US Dollars. As a result, fluctuation in the US Dollar against the Canadian Dollar could result in unanticipated movements in the Company's financial results, which are reported in Canadian Dollars. During the year ended November 30, 2003 CDN$/US$ exchange rates ranged from a low of $1.2924 to a high of $1.5745 with an average of $1.4015.

IRD has taken steps to limit its credit risk. Government accounts are considered secure and normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Export sales to non-government customers are insured to the extent of 90 per cent of the invoiced amount.

Outlook

The global Intelligent Transportation Systems (ITS) business continues to present significant opportunity over the long-term as governments around the world invest in their highway and roadway infrastructure to enhance transportation efficiency and safety. As one of the world's leading providers of weigh-in-motion technologies and related products and systems, IRD is strongly positioned to take advantage of these opportunities. However, the implementation and installation of ITS technologies is largely dependant on government funding, and there can be an extended time between the identification of a potential opportunity, the awarding of an order, and the installation of a system.

As a result of the long life cycle of government funded ITS programs, IRD has diversified its product offering and extended its geographic presence in current and new markets. The acquisition of the traffic business of PAT GmbH is significant in that it gives IRD access to markets in Europe, Asia and Chile where it was not previously competitive. In 2002 the Company launched a new line of safety products to capitalize on growing demand by the private and public sector for solutions that enhance highway and roadway safety. Future growth for this market looks strong as does the market for driver management systems that were also introduced in 2002 through a strategic partnership.

Over the short-term, growth of the North American market may continue to be impacted by delayed government funding for ITS projects in the U.S. However, growth in international markets looks promising in 2004, particularly in India, South America, Europe and Asia where PAT was previously a significant force.

IRD has established a target of achieving $100 million in annual sales. The Company believes it is on track to achieve its internal growth target of $50 million in sales by the end of fiscal 2005.

However, to date it has not identified suitable acquisition opportunities that will generate the balance of the Company's consolidated growth target. While a number of acquisition opportunities have been investigated, management is committed to increasing shareholder value and as a result has not yet found additional suitable candidates that would meet its strategic or profitability benchmarks. The Company is continuing to evaluate acquisition opportunities in its markets to generate the balance of its consolidated growth target.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

As used herein, "EBITDA" means earnings before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that EBITDA is a useful supplemental measure to net earnings, as it provides investors with an indication of operating performance prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings) determined in accordance with GAAP as an indicator of the Corporation's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Corporation's method of calculating EBITDA may differ from the methods by which other companies calculate EBITDA and, accordingly, EBITDA may not be comparable to measures used by other companies.

McKercher McKercher & Whitmore LLP
BARRISTERS AND SOLICITORS

RECEIVED
2004 SEP -8 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 3, 2004

Reply To: **Mike Petrescue**
E-mail: **m.petrescue@mckercher.ca**

U.S. Securities and Exchange Commission
Office of International Finance
450 - 5th Street N.W., Mail Stop 3-7
Washington, DC 20549

VIA COURIER

Dear Sir/Madam:

Re: International Road Dynamics Inc.

Please find enclosed the following documentation in respect to the above referenced corporation which has also been filed with the Securities Regulators in Canada:

1. Second Quarter Financial Statements for the period ended May 31, 2004;
2. BC Form 51-901F for the period ended May 31, 2004;
3. Management Discussion and Analysis for the period ended May 31, 2004;

Yours truly,

McKercher McKercher & Whitmore LLP

Per:

Mike Petrescue

MTP/jlt

Enclosures

Please reply to Saskatoon Office:
374 - 3rd Avenue South
Saskatoon, SK, Canada S7K 1M5
Telephone (306)653-2000 Fax (306)653-2669

Regina Office:
Eleventh Floor, 1100 - 1801 Hamilton Street
Regina, SK, Canada S4P 4B4
Telephone (306)352-7661 Fax (306)781-7113

Our Ref. **9883.257**

RECEIVED 2004 SEP -8 A 11:27 OFFICE OF INTERNATIONAL CORPORATE FINANCE

filed July 30/04

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 – 6600 FAX NUMBER (306) 242-5599

CONTACT NAME Lorne D. Green CONTACT POSITION Vice President, Finance

CONTACT: TELEPHONE NO (306) 653 – 6600 EMAIL ADDRESS lorne.green@irdinc.com

WEB SITE ADDRESS www.irdinc.com

FOR QUARTER ENDED May 31, 2004

DATE OF REPORT 04/07/26
YY/MM/DD

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Terry Bergan	Terry Bergan	04/07/26
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)
Sharon Parker	Sharon Parker	04/07/26
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

BC FORM 51-901F
(previously Form 61)

SCHEDULE A: FINANCIAL STATEMENTS

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet

May 31, 2004, with comparative figures for November 30, 2003

"Unaudited"

	May 31 2004	November 30 2003
Assets		
Current assets:		
Cash	$ 455,525	$ 921,943
Accounts receivable	10,885,746	12,557,929
Inventory	5,356,958	4,555,876
Investment tax credits recoverable	715,000	715,000
Prepaid expenses and deposits	385,319	189,917
	17,798,548	18,940,665
Investment tax credit recoverable	2,209,000	1,739,000
Property, plant and equipment	4,685,288	4,578,574
Intangible assets	247,089	285,698
Equity investment	61,772	-
	$ 25,001,697	$ 25,543,937
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 4,641,457	$ 4,835,000
Accounts payable and accrued liabilities	3,826,176	3,354,169
Current income taxes	93,291	89,666
Deferred revenue	260,000	265,480
Future income taxes	793,000	881,000
Current portion of long-term debt	68,000	67,900
	9,681,924	9,493,215

Long-term debt - net	1,166,027	1,199,892
Deferred revenue	384,506	575,729
Future income taxes	407,000	744,000
	11,639,457	12,012,836
Shareholders' Equity:		
Share capital	11,758,139	11,571,863
Retained earnings	1,604,101	1,959,238
	13,362,240	13,531,101
	$ 25,001,697	$ 25,543,937

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Operations and Retained Earnings
"Unaudited"

	Three months ended May 31		Six months ended May 31	
	2004	2003	2004	2003
Sales	$ 7,553,395	$ 7,374,445	$ 14,216,949	$ 12,246,477
Cost of sales	5,317,699	4,431,458	10,550,244	7,969,340
	2,235,696	2,942,987	3,666,705	4,277,137
Administrative and marketing expenses	1,905,496	1,643,953	3,631,826	3,198,714
Operating earnings	330,200	1,299,034	34,879	1,078,423
Research and development	274,038	203,236	497,675	400,846
Earnings before undernoted items	56,162	1,095,798	(462,796)	677,577
Other expenses (income)				
Foreign exchange loss (gain)	(127,190)	366,468	(307,674)	485,024
Amortization	217,589	178,861	429,062	344,994
Interest on short-term debt	48,525	5,778	115,031	17,482
Interest on long-term debt	21,604	20,688	43,765	43,494
Interest and other income	(15,397)	(5,433)	(35,142)	(8,465)
	145,131	566,362	245,042	882,529
Net earnings (loss) before income taxes	(88,969)	529,436	(707,838)	(204,952)

Provision for income taxes				
Current	42,166	-	72,299	-
Future (recovery)	(70,000)	202,000	(425,000)	(68,000)
	(27,834)	202,000	(352,701)	(68,000)
Net earnings (loss) for the period	(61,135)	327,436	(355,137)	(136,952)
Retained earnings, beginning of period	1,665,236	870,323	1,959,238	1,352,697
Shares repurchased in excess of book value	-	(28,828)	-	(46,814)
Retained earnings, end of period	$ 1,604,101	$ 1,168,931	$ 1,604,101	$ 1,168,931
Earnings per share - basic	$ 0.00	$ 0.02	$ (0.03)	$ (0.01)
- diluted	$ 0.00	$ 0.02	$ (0.03)	$ (0.01)

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows
"Unaudited"

	Three months ended May 31		Six months ended May 31	
	2004	2003	2004	2003
Cash provided by (used in):				
Operations:				
Net earnings (loss)	$ (61,135)	$ 327,436	$ (355,137)	$ (136,952)
Items not involving cash:				
Amortization	217,589	178,861	429,062	344,994
Issue of common shares for expenses	21,489	-	21,489	15,319
Provision for future income taxes	(70,000)	202,000	(425,000)	(68,000)
	107,943	708,297	(329,586)	155,361
Change in non-cash working capital:				
Accounts receivable	994	(1,609,117)	1,672,183	1,604,886
Investment tax credits recoverable	(270,000)	(165,000)	(470,000)	(335,000)
Inventory	(986,122)	326,529	(801,082)	45,299
Prepaid expenses and deposits	(172,751)	(46,682)	(195,402)	(44,203)
Accounts payable and accrued liabilities	1,693,738	(553,712)	472,007	(886,835)
Current income taxes payable	(32,681)	(20,413)	3,625	(20,413)
Deferred revenue	(97,311)	(106,207)	(196,703)	(177,562)
	243,810	(1,466,305)	155,042	341,533
Financing:				
Net short-term loans	(39,477)	831,666	(193,543)	764,998

Issuance (repayment) of long-term debt	(18,471)	(19,811)	(33,765)	(67,322)
Issue share capital	-	20,900	164,787	30,400
Repurchase share capital	-	(190,374)	-	(269,365)
	(57,948)	642,381	(62,521)	458,711
Investing:				
Additions to property, plant and equipment	(319,167)	(295,974)	(497,167)	(620,026)
Equity investment	(61,772)	-	(61,772)	-
	(380,939)	(295,974)	(558,939)	(620,026)
Increase (decrease) in cash	(195,077)	(1,119,898)	(466,418)	180,218
Cash, beginning of period	650,602	1,656,217	921,943	356,101
Cash, end of period	$ 455,525	$ 536,319	$ 455,525	$ 536,319
Supplemental cash flow disclosure:				
Interest paid	$ 70,129	$ 26,466	$ 158,796	$ 60,822

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Interim Consolidated Financial Statements
For the Six Months Ended May 31, 2004, with comparative figures for November 30, 2003
"Unaudited"

1. **Significant accounting policies**
   The interim consolidated financial statements of International Road Dynamics Inc. have been prepared by mangement and are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual consolidated financial statements as of November 30, 2003. Certain footnote information has been condensed or omitted where there has been no material change from the most recent annual audited consolidated financial statements.

2 **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2003	13,566,177	11,571,863
Shares issued in exchange for expenses	17,056	21,489
Shares issued for employee stock options exercised	140,667	164,787
Balance, May 31, 2004	13,723,900	11,758,139

There are currently 1,219,000 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.95 to $1.60 per share.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of operating costs:

Cost of Goods Sold	Three Months	Six Months
Materials	$2,796,256	$5,419,074
Labour	1,149,278	2,422,303
Subcontract	523,608	1,175,552
Travel	539,955	902,014
Freight And Customs	262,166	513,117
Royalties	803	3,890
Other Expenses	45,633	114,294
	$5,317,699	$10,550,244

Administrative and Marketing Expenses

Salaries And Benefits	$763,995	$1,489,792
Travel	196,426	348,585
Telephone And Utilities	164,159	263,660
Advertising and Promotion	52,393	153,210
Medical Insurance	159,289	288,691
General Office	139,526	301,440
Rent And Maintenance	56,240	155,856
Insurance	142,050	242,669
Public Co. Relations & Fees	28,610	55,554
Professional Fees	74,152	116,580
Directors Fees And Travel	19,270	36,236
Agents Commissions	50,242	79,206
Training And Quality Assurance	13,230	36,053
Warranty	45,914	64,294
	$1,905,496	$3,631,826

2. All transactions during the period were at arm's length.

3. (a) Summary of securities issued during the period:

To directors for fees:

Date	Shares	Price	Proceeds
April 12, 2004	9,429	$1.22	$11,480
April 12, 2004	7,627	$1.31	$10,009

(b) Summary of options granted during the period:

Date	Name	Number	Price	Expiry Date
March 6, 2004	Alan Tsui	7,500	$1.28	February 28, 2009
March 6, 2004	Aman Kishore	10,000	1.28	February 28, 2009
March 6, 2004	Andreas Naf	5,000	1.28	February 28, 2009
March 6, 2004	Andrew Pratt	20,000	1.28	February 28, 2009
March 6, 2004	Basil Ciepliski	35,000	1.28	February 28, 2009
March 6, 2004	Brian Classen	15,000	1.28	February 28, 2009
March 6, 2004	Brian Taylor	35,000	1.28	February 28, 2009
March 6, 2004	Bruce Meyers	5,000	1.28	February 28, 2009
March 6, 2004	Carlos Hagler	10,000	1.28	February 28, 2009
March 6, 2004	Craig Lindsay	5,000	1.28	February 28, 2009
March 6, 2004	Dan Bonnet	7,500	1.28	February 28, 2009
March 6, 2004	Dave Cohen	10,000	1.28	February 28, 2009
March 6, 2004	David Mills	10,000	1.28	February 28, 2009
March 6, 2004	Ed Duffy	5,000	1.28	February 28, 2009
March 6, 2004	Francine Senecal Lepage	20,000	1.28	February 28, 2009
March 6, 2004	Greg Wallis	35,000	1.28	February 28, 2009
March 6, 2004	Homer Robson	7,500	1.28	February 28, 2009
March 6, 2004	Jeremy Brecker	7,500	1.28	February 28, 2009
March 6, 2004	Jim Wirachowsky	5,000	1.28	February 28, 2009
March 6, 2004	Joe Madek	15,000	1.28	February 28, 2009
March 6, 2004	Jonathan Vinek	7,500	1.28	February 28, 2009
March 6, 2004	Jurika Shakya	5,000	1.28	February 28, 2009
March 6, 2004	Kerndra Kuse	20,000	1.28	February 28, 2009
March 6, 2004	Leena Thomas	5,000	1.28	February 28, 2009
March 6, 2004	Lorne Green	35,000	1.28	February 28, 2009
March 6, 2004	Mark Fayta	7,500	1.28	February 28, 2009
March 6, 2004	Marles Kerns	5,000	1.28	February 28, 2009
March 6, 2004	Mel Karakochuk	35,000	1.28	February 28, 2009
March 6, 2004	Mike Lockerbie	15,000	1.28	February 28, 2009
March 6, 2004	Neil Sadler	5,000	1.28	February 28, 2009
March 6, 2004	Norm Lindgren	5,000	1.28	February 28, 2009
March 6, 2004	Owen Haughian	5,000	1.28	February 28, 2009
March 6, 2004	Owen McKieth	5,000	1.28	February 28, 2009
March 6, 2004	Peter Fedechko	10,000	1.28	February 28, 2009
March 6, 2004	Peter Kooy	7,500	1.28	February 28, 2009
March 6, 2004	Randy Hanson	150,000	1.28	February 28, 2009
March 6, 2004	Rob Bushman	7,500	1.28	February 28, 2009
March 6, 2004	Roberto Mastragello	5,000	1.28	February 28, 2009
March 6, 2004	Roberto Santos	7,500	1.28	February 28, 2009
March 6, 2004	Rod Klashinsky	35,000	1.28	February 28, 2009
March 6, 2004	Roy Czinku	15,000	1.28	February 28, 2009
March 6, 2004	Ryan Gidluck	15,000	1.28	February 28, 2009
March 6, 2004	Scott Sherwood	5,000	1.28	February 28, 2009
March 6, 2004	Sharon Parker	35,000	1.28	February 28, 2009

March 6, 2004	Terry Bergan	200,000	1.28	February 28, 2009
March 6, 2004	Tom Der	20,000	1.28	February 28, 2009

4. (a) the following share capital was authorized:

Unlimited number of common voting shares.

(b) the following share capital was issued and outstanding:

13,723,900 common shares.

(c) the following employee incentive options were outstanding:

Number of Shares Optioned	Exercise Price Per Share	Expiry Date
14,000	$1.10	May 31, 2004
15,000	$1.00	November 30, 2004
60,000	$1.10	November 30, 2004
59,500	$1.36	November 30, 2004
43,000	$1.56	November 30, 2004
20,000	$1.60	June 5, 2005
20,000	$1.45	July 31, 2005
20,000	$0.95	November 30, 2005
10,000	$1.16	November 30, 2005
10,000	$1.01	May 31, 2006
10,000	$1.30	November 30, 2006
937,500	$1.28	February 28, 2009

(d) as at May 31, 2004 there were no common shares held in Escrow.

5. the following individuals are directors of the Company:

Dr. A.T. Bergan
Sharon Parker
Harvey Alton
Dr. Mike Walton
Terry Bergan
Janice MacKinnon
Ray Harris

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

For the Three and Six Months Ended May 31, 2004

Sales for the three months ended May 31, 2004 were $7.5 million compared to $6.7 million in the first quarter of the current year and $7.4 million in last year's second quarter. While sales improved in the second quarter of the year compared with the first quarter, business conditions in the United States during the second quarter continued to be impacted by the uncertainty surrounding the government Transportation Budget. For the first six months of fiscal 2004 sales were $14.2 million compared to $12.2 million in the same six month period the previous year. This increase in 2004 sales results primarily from an increase in International sales as well as the acquisition of the PAT Traffic business in the third quarter of 2003. PAT products contributed approximately $2.1 million to sales for the six months ended May 31, 2004.

The gross margin in the second quarter was 29.6% of sales compared with 21.5% in the first quarter and 39.9% in the second quarter of last year. The gross margin for the six months ended May 31, 2004 was 25.8% compared with 34.9% for the first six months of the previous year. The lower gross margins experienced in fiscal 2004 resulted from a sales mix that included higher percentages of subcontracted construction work and OEM equipment sales, both of which have lower margins than proprietary product sales and engineering services. In addition, the gross margins were also reduced by sales of PAT product to Asia at low selling prices established by PAT prior to IRD's acquisition of the PAT Traffic business. The improvement in gross margins in the second quarter of 2004 compared to the first three months of the year is a result of increased margins on PAT product sales and a move toward a more balanced sales mix of high and low margin components.

Revenues for the second quarter were generated from the following geographic segments:

	Three Months ended May 31		Six Months Ended May 31	
	2004	2003	2004	2003
Canada	$ 537,004	$ 421,151	$ 680,645	$ 729,993
United States	4,357,066	6,339,089	8,809,165	10,209,532
Offshore	2,659,325	614,205	4,727,139	1,306,952
	$ 7,553,395	$ 7,374,445	$ 14,216,949	$ 12,246,477

The increase in offshore sales is due to the Company's considerable efforts to build its presence in a number of international markets. With its acquisition of the PAT business in fiscal 2003, IRD now has the largest installed base of WIM systems in the world with more than 2,500 systems operating in North, South and Central America, Europe, Asia and Australia. Sales to the United States are down from last year due to continued delays at the federal government level to fund infrastructure projects in which IRD is involved.

Administrative and marketing expenses for the second quarter were $1,905,496 compared to $1,643,953 in the second quarter of last year. For the six months ended May 31, 2004 administrative and marketing expenses were $3,631,826 compared to $3,198,714 for the first six months of 2003. The increase in the current year includes the expenses of the Company's new subsidiary company in Chile and administration and marketing expenses associated with the recently acquired PAT Traffic business in the U.S. Insurance expense is also

approximately 30% higher in 2004 compared to the previous year primarily as a result of higher medical premiums relating to employees outside of Canada.

Net Research and Development (R&D) expenses in the second quarter of 2004 were $274,038 compared to $203,236 in the second quarter of the previous year. For the six months ended May 31, 2004 net R&D expenditures were $497,675 compared with $400,486 for the same period of fiscal 2003. Total R&D spending in the first six months of 2004 was $967,675 compared to $735,846 for the first six months of 2003. R&D expenditures have increased in fiscal 2004 as the Company increased its focus on completing development of new technologies for the weigh-in-motion and toll road markets.

As a result of changes in the exchange rate between the Canadian dollar and the U.S. Dollar,
the Chilean Peso and the Euro since the beginning of the year, the Company has reported foreign exchange gains of $127,190 for the second quarter of 2004 and $307,674 for the six months ended May 31, 2004 compared to foreign exchange losses of $366,468 and $485,024 in the corresponding quarter and six month periods of the previous year. Net interest expense has increased to $123,654 for the six months ended May 31, 2004 from $52,511 for the same period in the previous year as a result of increased utilization of the bank line of credit. The increased amortization in fiscal 2004 results from additions to capital assets, primarily computer hardware, software licences and service vehicles.

The consolidated net loss before taxes was $88,969 for the second quarter compared to earnings of $529,436 for the second quarter of the previous year. After a reduction in the provision for income taxes in the amount of $27,834, the second quarter loss was reduced to $61,135 ($0.00 per share) compared with net earnings of $327,436 ($.02 per share) for the second quarter of 2003. For the six months ended May 31, 2004 the Company reported a net loss of $355,137 ($0.03 per share) compared with a net loss of $136,952 ($.01 per share) for the six month period of 2003.

The Company's balance sheet remained strong as at May 31, 2004. Working capital was $8.1 million compared to $9.1 million at the end of the previous quarter and $9.9 million at May 31, 2003. The reduction in working capital is a result of financing additions to property, plant and equipment in addition to the losses incurred during the first six months of fiscal 2004. The Company has available bank lines of credit of $2.2 million.

Outlook

Management anticipates that sales will continue to increase on a year-over-year comparison through the balance of fiscal 2004 as the PAT acquisition completed in the third and fourth quarters of fiscal 2003 continues to contribute to sales. In addition, while a new Transportation Budget approving funds for highway projects has not yet been passed by the US government, an interim budget allows funding for 24 months at the same level as the previous budget. This has permitted a number of delayed projects to proceed.

Management also believes that its gross margin and profitability will improve through the balance of fiscal 2004 as the Company returns to a more traditional sales mix favouring higher margin product and systems sales and the impact of the lower margin business acquired from PAT is completed. In addition, the transference of the PAT manufacturing operations from Europe to IRD's Canadian facilities will be completed later in fiscal 2004 and will contribute to improved gross margins.

In accordance with the strategic plan, management plans to continue to expand product sales, including sales into the private sector, in addition to pursuing opportunities in the offshore market.

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet

May 31, 2004, with comparative figures for November 30, 2003

"Unaudited"

filed July 30/04

	May 31 2004	November 30 2003
Assets		
Current assets:		
Cash	$ 455,525	$ 921,943
Accounts receivable	10,885,746	12,557,929
Inventory	5,356,958	4,555,876
Investment tax credits recoverable	715,000	715,000
Prepaid expenses and deposits	385,319	189,917
	17,798,548	18,940,665
Investment tax credit recoverable	2,209,000	1,739,000
Property, plant and equipment	4,685,288	4,578,574
Intangible assets	247,089	285,698
Equity investment	61,772	-
	$ 25,001,697	$ 25,543,937
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 4,641,457	$ 4,835,000
Accounts payable and accrued liabilities	3,826,176	3,354,169
Current income taxes	93,291	89,666
Deferred revenue	260,000	265,480
Future income taxes	793,000	881,000
Current portion of long-term debt	68,000	67,900
	9,681,924	9,493,215
Long-term debt - net	1,166,027	1,199,892
Deferred revenue	384,506	575,729
Future income taxes	407,000	744,000
	11,639,457	12,012,836
Shareholders' Equity:		
Share capital	11,758,139	11,571,863
Retained earnings	1,604,101	1,959,238
	13,362,240	13,531,101
	$ 25,001,697	$ 25,543,937

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Operations and Retained Earnings
"Unaudited"

	Three months ended May 31 2004	Three months ended May 31 2003	Six months ended May 31 2004	Six months ended May 31 2003
Sales	$ 7,553,395	$ 7,374,445	$ 14,216,949	$ 12,246,477
Cost of sales	5,317,699	4,431,458	10,550,244	7,969,340
	2,235,696	2,942,987	3,666,705	4,277,137
Administrative and marketing expenses	1,905,496	1,643,953	3,631,826	3,198,714
Operating earnings	330,200	1,299,034	34,879	1,078,423
Research and development	274,038	203,236	497,675	400,846
Earnings before undernoted items	56,162	1,095,798	(462,796)	677,577
Other expenses (income)				
Foreign exchange loss (gain)	(127,190)	366,468	(307,674)	485,024
Amortization	217,589	178,861	429,062	344,994
Interest on short-term debt	48,525	5,778	115,031	17,482
Interest on long-term debt	21,604	20,688	43,765	43,494
Interest and other income	(15,397)	(5,433)	(35,142)	(8,465)
	145,131	566,362	245,042	882,529
Net earnings (loss) before income taxes	(88,969)	529,436	(707,838)	(204,952)
Provision for income taxes				
Current	42,166	-	72,299	-
Future (recovery)	(70,000)	202,000	(425,000)	(68,000)
	(27,834)	202,000	(352,701)	(68,000)
Net earnings (loss) for the period	(61,135)	327,436	(355,137)	(136,952)
Retained earnings, beginning of period	1,665,236	870,323	1,959,238	1,352,697
Shares repurchased in excess of book value	-	(28,828)	-	(46,814)
Retained earnings, end of period	$ 1,604,101	$ 1,168,931	$ 1,604,101	$ 1,168,931
Earnings per share - basic	$ 0.00	$ 0.02	$ (0.03)	$ (0.01)
- diluted	$ 0.00	$ 0.02	$ (0.03)	$ (0.01)

INTERNATIONAL ROAD DYNAMICS INC.
Interim Consolidated Statement of Cash Flows
"Unaudited"

	Three months ended May 31 2004	Three months ended May 31 2003	Six months ended May 31 2004	Six months ended May 31 2003
Cash provided by (used in):				
Operations:				
Net earnings (loss)	$ (61,135)	$ 327,436	$ (355,137)	$ (136,952)
Items not involving cash:				
Amortization	217,589	178,861	429,062	344,994
Issue of common shares for expenses	21,489	-	21,489	15,319
Provision for future income taxes	(70,000)	202,000	(425,000)	(68,000)
	107,943	708,297	(329,586)	155,361
Change in non-cash working capital:				
Accounts receivable	994	(1,609,117)	1,672,183	1,604,886
Investment tax credits recoverable	(270,000)	(165,000)	(470,000)	(335,000)
Inventory	(986,122)	326,529	(801,082)	45,299
Prepaid expenses and deposits	(172,751)	(46,682)	(195,402)	(44,203)
Accounts payable and accrued liabilities	1,693,738	(553,712)	472,007	(886,835)
Current income taxes payable	(32,681)	(20,413)	3,625	(20,413)
Deferred revenue	(97,311)	(106,207)	(196,703)	(177,562)
	243,810	(1,466,305)	155,042	341,533
Financing:				
Net short-term loans	(39,477)	831,666	(193,543)	764,998
Issuance (repayment) of long-term debt	(18,471)	(19,811)	(33,765)	(67,322)
Issue share capital	-	20,900	164,787	30,400
Repurchase share capital	-	(190,374)	-	(269,365)
	(57,948)	642,381	(62,521)	458,711
Investing:				
Additions to property, plant and equipment	(319,167)	(295,974)	(497,167)	(620,026)
Equity investment	(61,772)	-	(61,772)	-
	(380,939)	(295,974)	(558,939)	(620,026)
Increase (decrease) in cash	(195,077)	(1,119,898)	(466,418)	180,218
Cash, beginning of period	650,602	1,656,217	921,943	356,101
Cash, end of period	$ 455,525	$ 536,319	$ 455,525	$ 536,319
Supplemental cash flow disclosure:				
Interest paid	$ 70,129	$ 26,466	$ 158,796	$ 60,822

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Interim Consolidated Financial Statements
For the Six Months Ended May 31, 2004, with comparative figures for November 30, 2003
"Unaudited"

1. **Significant accounting policies**
The interim consolidated financial statements of International Road Dynamics Inc. have been prepared by mangement and are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual consolidated financial statements as of November 30, 2003. Certain footnote information has been condensed or omitted where there has been no material change from the most recent annual audited consolidated financial statements.

2 **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2003	13,566,177	11,571,863
Shares issued in exchange for expenses	17,056	21,489
Shares issued for employee stock options exercised	140,667	164,787
Balance, May 31, 2004	13,723,900	11,758,139

There are currently 1,219,000 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.95 to $1.60 per share.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

filed July 30/04

International Road Dynamics Inc.

Management's Discussion and Analysis of Consolidated Operating Results

For the Three and Six Months Ended May 31, 2004

Sales for the three months ended May 31, 2004 were $7.5 million compared to $6.7 million in the first quarter of the current year and $7.4 million in last year's second quarter. While sales improved in the second quarter of the year compared with the first quarter, business conditions in the United States during the second quarter continued to be impacted by the uncertainty surrounding the government Transportation Budget. For the first six months of fiscal 2004 sales were $14.2 million compared to $12.2 million in the same six month period the previous year. This increase in 2004 sales results primarily from an increase in International sales as well as the acquisition of the PAT Traffic business in the third quarter of 2003. PAT products contributed approximately $2.1 million to sales for the six months ended May 31, 2004.

The gross margin in the second quarter was 29.6% of sales compared with 21.5% in the first quarter and 39.9% in the second quarter of last year. The gross margin for the six months ended May 31, 2004 was 25.8% compared with 34.9% for the first six months of the previous year. The lower gross margins experienced in fiscal 2004 resulted from a sales mix that included higher percentages of subcontracted construction work and OEM equipment sales, both of which have lower margins than proprietary product sales and engineering services. In addition, the gross margins were also reduced by sales of PAT product to Asia at low selling prices established by PAT prior to IRD's acquisition of the PAT Traffic business. The improvement in gross margins in the second quarter of 2004 compared to the first three months of the year is a result of increased margins on PAT product sales and a move toward a more balanced sales mix of high and low margin components.

Revenues for the second quarter were generated from the following geographic segments:

	Three Months ended May 31		Six Months Ended May 31	
	2004	2003	2004	2003
Canada	$ 537,004	$ 421,151	$ 680,645	$ 729,993
United States	4,357,066	6,339,089	8,809,165	10,209,532
Offshore	2,659,325	614,205	4,727,139	1,306,952
	$ 7,553,395	$ 7,374,445	$ 14,216,949	$ 12,246,477

The increase in offshore sales is due to the Company's considerable efforts to build its presence in a number of international markets. With its acquisition of the PAT business in fiscal 2003, IRD now has the largest installed base of WIM systems in the world with more than 2,500 systems operating in North, South and Central America, Europe, Asia and Australia. Sales to the United States are down from last year due to continued delays at the federal government level to fund infrastructure projects in which IRD is involved.

Administrative and marketing expenses for the second quarter were $1,905,496 compared to $1,643,953 in the second quarter of last year. For the six months ended May 31, 2004 administrative and marketing expenses were $3,631,826 compared to $3,198,714 for the first six months of 2003. The increase in the current year includes the expenses of the Company's

new subsidiary company in Chile and administration and marketing expenses associated with the recently acquired PAT Traffic business in the U.S. Insurance expense is also approximately 30% higher in 2004 compared to the previous year primarily as a result of higher medical premiums relating to employees outside of Canada.

Net Research and Development (R&D) expenses in the second quarter of 2004 were $274,038 compared to $203,236 in the second quarter of the previous year. For the six months ended May 31, 2004 net R&D expenditures were $497,675 compared with $400,486 for the same period of fiscal 2003. Total R&D spending in the first six months of 2004 was $967,675 compared to $735,846 for the first six months of 2003. R&D expenditures have increased in fiscal 2004 as the Company increased its focus on completing development of new technologies for the weigh-in-motion and toll road markets.

As a result of changes in the exchange rate between the Canadian dollar and the U.S. Dollar, the Chilean Peso and the Euro since the beginning of the year, the Company has reported foreign exchange gains of $127,190 for the second quarter of 2004 and $307,674 for the six months ended May 31, 2004 compared to foreign exchange losses of $366,468 and $485,024 in the corresponding quarter and six month periods of the previous year. Net interest expense has increased to $123,654 for the six months ended May 31, 2004 from $52,511 for the same period in the previous year as a result of increased utilization of the bank line of credit. The increased amortization in fiscal 2004 results from additions to capital assets, primarily computer hardware, software licences and service vehicles.

The consolidated net loss before taxes was $88,969 for the second quarter compared to earnings of $529,436 for the second quarter of the previous year. After a reduction in the provision for income taxes in the amount of $27,834, the second quarter loss was reduced to $61,135 ($0.00 per share) compared with net earnings of $327,436 ($.02 per share) for the second quarter of 2003. For the six months ended May 31, 2004 the Company reported a net loss of $355,137 ($0.03 per share) compared with a net loss of $136,952 ($.01 per share) for the six month period of 2003.

The Company's balance sheet remained strong as at May 31, 2004. Working capital was $8.1 million compared to $9.1 million at the end of the previous quarter and $9.9 million at May 31, 2003. The reduction in working capital is a result of financing additions to property, plant and equipment in addition to the losses incurred during the first six months of fiscal 2004. The Company has available bank lines of credit of $2.2 million.

Outlook

Management anticipates that sales will continue to increase on a year-over-year comparison through the balance of fiscal 2004 as the PAT acquisition completed in the third and fourth quarters of fiscal 2003 continues to contribute to sales. In addition, while a new Transportation Budget approving funds for highway projects has not yet been passed by the US government, an interim budget allows funding for 24 months at the same level as the previous budget. This has permitted a number of delayed projects to proceed.

Management also believes that its gross margin and profitability will improve through the balance of fiscal 2004 as the Company returns to a more traditional sales mix favouring higher margin product and systems sales and the impact of the lower margin business acquired from PAT is completed. In addition, the transference of the PAT manufacturing operations from